October 26, 2011

Via Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attention: Martin James

Re:	Orbit/FR, Inc.
Form 10-K for the year ended December 31, 2010, filed March 31, 2011
Amendment No. 1 to Form 10-Q for the period ended March 31, 2011, filed August 22, 2011
File No. 000-22583

Dear Mr. James:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 27, 2011, relating to the above-referenced filings (the “Form 10-K” and the “Form 10-Q/A,” respectively) of Orbit/FR, Inc. (the “Company”), with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page 34

1.
We note the reference in the second paragraph to the auditing standards of the PCAOB. Please request your auditors to revise their opinion, consistent with Auditing Standard No. 1, to refer to the standards of the Public Company Accounting Oversight Board (United States).

Response: The Staff’s comment is duly noted. A revised auditors’ opinion referring to the standards of the Public Company Accounting Oversight Board (United States) is filed as Exhibit 23.1 to the Company’s Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K Amendment”).

Note 1. Summary of Significant Accounting Policies, page 39

Foreign Currency Translation, page 41

2.	Please tell us the aggregate transaction gain or loss for each period presented included in determining net income. Tell us how you considered ASC 830-20-50-1 and 50-2 and 50-3.

Response: The aggregate foreign exchange transaction gain for the fiscal year ended December 31, 2010 was approximately $22,000. The aggregate foreign exchange transaction loss for the fiscal year ended December 31, 2009 was approximately $120,000. After re-evaluating the guidance regarding disclosure of transaction gain or loss in the footnotes to the financial statements, and in particular ASC 830-20-50, the Company has revised its financial statements for the year ended December 31, 2010 to disclose the aggregate transaction gain or loss, as applicable, included in determining net income for each of the periods ended December 31, 2010 and December 31, 2009 (in accordance with ASC 830-20-50-1). Please see page 41 of the Form 10-K Amendment.

The Company has evaluated the guidance set forth in ASC 830-20-50-2 and -3 and notes that issuers are encouraged to provide the additional footnote disclosure described in these pronouncements when the foreign exchange transaction gain or loss is “significant.” In the past, the Company has not viewed the foreign exchange transaction gain or loss to be sufficiently significant to warrant this disclosure, but the Company did include certain disclosure relating to the foreign exchange transaction loss in its comparison of the results of operation achieved in the fiscal years ended December 31, 2010 and 2009 in the Form 10-K under the caption “Other (loss), net.” Prospectively, the Company undertakes to disclose in the footnotes to its financial statements the amount, measured as of the applicable balance sheet date, that is subject to foreign exchange rate exposure.

3.
We note that 21% of your revenue for 2010 was billed in currencies other than the U.S. dollar. Please tell us and enhance your accounting policy disclosure in future filings, including any amendments, to discuss how you initially and subsequently measure the foreign currency transactions. Refer to ASC 830-20-30-1 and ASC 830-20-35-2.

Response: In response to the Staff’s comment, the Company’s accounting policy disclosure has been revised to include the following disclosure:

The Company records transactions in connection with foreign currency invoices received, collected, issued or paid at the exchange rate in effect at the date of the transaction. Receivables and payables denominated in foreign currency are re-measured at each balance sheet date. The differences resulting from unrealized changes in foreign exchange rates are recorded as foreign exchange gain or loss which is included as a component of “Other (loss) income, net” on the consolidated statement of operations. Also, when a transaction is settled (collected or paid) within an accounting period, a realized foreign exchange gain or loss is recorded based on the rate in effect at the date of settlement and the previous carrying amount of the receivable or payable.  The Company occasionally enters into forward exchange currency contracts and their carrying amount is also measured at each balance sheet date. The change in carrying amount is also recorded as a foreign exchange gain or loss.

Please see page 41 of the Form 10-K Amendment.

4.
We note that the functional currency of your German subsidiary is the Euro.  Please tell us and enhance your accounting policy disclosure in future filings, including any amendments, to discuss how you translate the foreign currency financial statements.  Refer to ASC 830-30-45-3 and ASC 830-30-45-12.

Response: In response to the Staff’s comment, the Company’s accounting policy disclosure has been revised to include the following disclosure:

The translation of foreign subsidiaries’ financial statements denominated in a functional currency other than the U.S. dollar into U.S. dollars is performed at each balance sheet date as follows: The foreign currency statement of operations is translated at the average exchange rate in effect for the period.  The balance sheet asset and liability accounts are translated at the period-end exchange rate. The resulting translation gain or loss is recorded as a separate component of stockholders’ equity. The change in the cumulative translation gains or losses from the preceding period is separately reported, net of income tax effect, on the statement of operations under the caption “Other comprehensive income (loss) – foreign currency translation adjustment,” unless such change is considered immaterial (in which case it is included in foreign exchange transaction gains or losses).

Please see page 39 of the Form 10-K Amendment.

Exhibits 31.1 and 31.2

5.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, including any amendments, please revise so as not to include the individual’s title at the beginning of the certification.  Refer to Item 601(31) of Regulation S-K.  This comment applies to your interim filings as well.

Response: The Staff’s comment is duly noted.  All certifications required by Exchange Act Rule 13a-14(a), including those filed as exhibits to the Form 10-K Amendment and the Second Amendment to Form 10-Q (as defined below), will not include the certifying individual’s title.

6.	We also note the following in the certifications required by Exchange Act Rule 13a-14(a):

•	In paragraph 4, there is a parentheses missing from the end of the phrase ‘(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))’; and

•	In paragraph 4(a), an ‘s’ was added to the word control.

In future filings, including any amendment, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.  This comment applies to your interim filings as well.

Response: The Staff’s comment is duly noted.  All certifications required by Exchange Act Rule 13a-14(a), including those filed as exhibits to the Form 10-K Amendment and the Second Amendment to Form 10-Q (as defined below), will conform to the language in Item 601(b)(31)(i) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2011 filed August 22, 2011

Item 1. Consolidated Financial Statements, page 4

7.
We see that you restated your financial statements for the three months ended March 31, 2011 due to an error in calculating foreign exchange expense.  As a result, other non-operating loss increased from $42,000 to $216,000, income tax benefit increased from $170,000 to $229,000 and net loss increased from $516,000 to $631,000.  We also note changes to your balance sheet as of March 31, 2011.  Please respond to the following:

•	Please tell us when management identified the error and explain why you did not file an Item 4.02 Form 8-K to alert investors to the error and related restatement; and

•
Given the significance of the error to your financial statements, please tell us why you did not mark the financial statements as restated and include the other disclosures required by ASC 250-10-45 and 50.

Response:  Management first became aware of a potential error in the foreign exchange amount included in the financial statements filed with the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011 (the “Form 10-Q”) in late July 2011 as a result of procedures applied in connection with the closing of the quarter ended June 30, 2011. Following prompt discussion with the Company’s external auditors, the error was verified by the Company’s external auditors in early August 2011. The Company’s management concluded that the error did not render the financial statements of the Company as disclosed in the Form 10-Q unreliable and communicated this conclusion to the Board. This conclusion was reached for several reasons, including that (i) the error (and resulting revision to the financial statements) did not impact the Company’s operating loss as reported in the Form 10-Q, and (ii) the trend in the Company’s operating results was not materially misrepresented due to the error.  Indeed, the corrected financial statements filed with the Form 10-Q/A reflected a net loss of $631,000, or $0.11 per share, for the three months ended March 31, 2011, compared to a net loss of $516,000, or $0.09 per share, reflected in the financial statements filed with the original Form 10-Q; both the original and corrected net loss figures for the three months ended March 31, 2011 represented a significant and consistent downward earnings trend as compared to the net income of $564,000, or $0.09 per share, reported for the three months ended December 31, 2010. For the foregoing reasons, the Company concluded that disclosure under Item 4.02 of Form 8-K was not required.

The Staff’s comment with respect to the labeling of the Company’s corrected financial statements included in the Form 10-Q/A is duly noted.  The Company’s Amendment No. 2 to its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 (“Amendment No. 2 to Form 10-Q”) has been corrected to include financial statements that are marked as restated in accordance with ASC 250-10-45 and 50; please see pages 4-6 of Amendment No. 2 to Form 10-Q.

Item 4. Controls and Procedures, page 14

8.
In light of the fact that a material weakness existed with respect to the recording of foreign exchange expense, please disclose in reasonable detail the basis for your officers’ conclusions that the Company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.  Please similarly address for your Form 10-Q for the quarterly period ended June 30, 2011 filed on August 22, 2011.

Response: The Commission has noted that disclosure controls and procedures are “intended to embody controls and procedures addressing the quality and timeliness of disclosure,” and that, while disclosure controls and internal control over financial reporting overlap, there are “elements of disclosure controls that are not subsumed by internal control over financial reporting,” and vice versa.1

 Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release no. 33-8238, Part II.D (August 14, 2003).

The material weakness in internal control over financial reporting for the quarter ended March 31, 2011 leading to a misstatement of the foreign exchange loss resulted from a deficiency in procedures for analyzing certain financial data related to intercompany payments made to the Company’s parent corporation in Euros. The error, and the lack of an internal control procedure that would have revealed the error, are not reflective of a weakness or deficiency in the Company’s disclosure controls, i.e. procedures for collecting, sharing and analyzing information to determine whether, and to what extent, disclosure may be required.  Furthermore, the error, although reflective of a material weakness in internal control over financial reporting, did not cause the Company’s Board of Directors or management to conclude that any historical financial statements should no longer be relied upon – a key element in the analysis implicated by Item 4.02 of Form 8-K. In view of the nature of the error, its relatively limited impact on the Company’s disclosures, and the measures taken to prevent a similar error in the future, the Company’s officers concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2011. Furthermore, because the error was discovered as a result of a more robust internal control procedure already in effect at June 30, 2011, the error (and the material weakness in internal control that originally prevented its detection) did not have any effect on the Company’s disclosure controls and procedures as of June 30, 2011.

*   *   *   *   *

Additionally, the Company makes the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (215) 674-5100 if you have any questions regarding this letter.

Sincerely,

/s/ Relland Winand

Relland Winand
Chief Financial Officer